82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MI[redacted]L

02028974

REGISTRANT'S NAME: Slovnaft A.S.

*CURRENT ADDRESS: ____________________

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 3721 FISCAL YEAR 12-31-01

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/14/02

PRICEWATERHOUSE

82-3721

02 MAY -2 AM 8:14

SLOVNAFT, a.s.

AR/S
12-31-01

Independent Auditors' Report
Consolidated Financial statements for the year ended 31 December 2001

Prepared in accordance with International Accounting Standards

March 2002

Introduction

These consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") for the year ended 31 December 2001 for Slovnaft, a.s. ("the Company") and its subsidiary undertakings ("the Group").

The comparative consolidated balance sheet at 31 December 2000 and related consolidated statements of income, changes in equity and cash flows for the year then ended were audited by the Company's auditors. Their report dated 9 March 2001 expressed an unqualified opinion on the consolidated financial statements from which these comparatives were derived.

Slovnaft, a.s. was incorporated in Slovakia as a joint stock company on 1 May 1992. Prior to that date it was a state owned enterprise. The Company is limited by shares and was set up in accordance with Slovak regulations. The company has its primary listing on the Bratislava stock exchange, with further listings in Luxembourg, Vienna, Frankfurt am Main and Münich.

Principal activity

The Group's principal activity is the processing of crude oil and distribution and sale of refined products.

Employees

The average number of employees of the Group during the year ended 31 December 2001 was 6,550 (31 December 2000: 7,020).

Reporting currency

These consolidated financial statements have been presented in millions of Slovak Crowns ("Sk million").

Registered address

The Company's registered address is:
Vlčie hrdlo
824 12 Bratislava
Slovak Republic

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Slovensko, s.r.o.
Hviezdoslavovo nám. 20
815 32 Bratislava
Slovak Republic
Telephone +421 (0) 2 5441 4101
Facsimile +421 (0) 2 5441 4102

Independent auditors' report to the Shareholders of Slovnaft, a.s.

We have audited the accompanying consolidated balance sheet of Slovnaft, a.s. ("the Company") and its subsidiaries ("the Group") at 31 December 2001, and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2001, and the results of its operations, changes in equity and its cash flows for the year then ended in accordance with International Accounting Standards.

PricewaterhouseCoopers
Bratislava, Slovak Republic

18 March 2002

VAT Reg. No. of PricewaterhouseCoopers Slovensko, s.r.o. (DIČ) 35739347/600
Spoločnosť je zapísaná v Obchodnom registri Okresného súdu Bratislava 1, pod vložkou č. 16611/B.
The company is registered in the Commercial Register of Bratislava 1 District Court, ref. No. 16611/B.

Slovnaft, a.s.
Consolidated balance sheet

(in millions of Slovak crowns)	Notes	31 December 2001	31 December 2000
ASSETS			
Non-current assets			
Equity investments	1, 2, 3	**1,260**	1,353
Deferred income tax assets	14	**262**	899
Accounts receivable		**75**	72
Property, plant and equipment	5	**36,820**	39,524
Negative goodwill	6	**(89)**	(126)
Total non-current assets		**38,328**	41,722
Current assets			
Inventories	7	**4,648**	5,440
Receivables and prepayments	8	**7,892**	8,038
Available for sale financial assets	9	**49**	100
Cash and cash equivalents	10	**1,639**	9,235
Total current assets		**14,228**	22,813
Total assets		**52,556**	64,535
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shares	16	**20,625**	20,625
Share premium		**3,649**	3,649
Retained earnings		**11,490**	9,156
Total capital and reserves		**35,764**	33,430
Minority interest	18	**23**	792
Non-current liabilities			
Borrowings	11	**6,888**	9,406
Provisions for liabilities and charges	12	**269**	93
Deferred income	13	**733**	750
Accounts payable		**20**	18
Total non-current liabilities		**7,910**	10,267
Current liabilities			
Trade and other payables	15	**7,099**	11,286
Borrowings	11	**1,760**	8,760
Total current liabilities		**8,859**	20,046
Total liabilities		**16,769**	30,313
Total equity and liabilities		**52,556**	64,535

The consolidated financial statements on pages 4 to 38 were approved by the Board of Directors on 18 March 2002 and were signed on its behalf by:

Slavomír Hatina
Chairman of the Board of Directors

Vratko Kaššovic
Member of the Board of Directors
Managing Director

Heimo Tomann
Chief Financial Officer

Slovnaft, a.s.
Consolidated income statement

(in millions of Slovak crowns)	Notes	**Year ended 31 December 2001**	Year ended 31 December 2000
Sales	19	**72,476**	73,955
Cost of sales	20	**(55,183)**	(55,274)
Gross profit		**17,293**	18,681
Distribution costs	20	**(1,142)**	(1,407)
Othér expenses	20	**(10,094)**	(9,151)
Operating profit	28	**6,057**	8,123
Income from investments	22	**103**	36
Finance costs	23, 24	**(1,283)**	(5,153)
Profit before taxation		**4,877**	3,006
Taxation	25	**(1,714)**	(314)
Profit after taxation		**3,163**	2,692
Minority interest	18	**(5)**	(203)
Net profit	26	**3,158**	2,489
Earnings per share (Sk per share)	26	**Sk 153.1**	Sk 145.7

Slovnaft, a.s.

Consolidated statement of changes in equity

(in millions of Slovak crowns)	Notes	Share capital	Share premium	Legal reserve fund	Translation reserve	Retained earnings	Total
At 31 December 1999		**16,469**	**-**	**1,704**	**(15)**	**4,975**	**23,133**
Net profit for the year		-	-	-	-	2,489	2,489
Share capital increase		4,156	3,649	-	-	-	7,805
Translation differences		-	-	-	3	-	3
At 31 December 2000		20,625	3,649	1,704	(12)	7,464	33,430
Effect of adoption of IAS 39 (Note 11)		-	-	-	-	(222)	(222)
Balance at 1 January 2001 as restated		20,625	3,649	1,704	(12)	7,242	33,208
Net profit for the year		-	-	-	-	3,158	3,158
Transaction under common control (Note 1)		-	-	-	-	(18)	(18)
Translation differences		-	-	-	(31)	-	(31)
Dividends payable		-	-	-	-	(553)	(553)
Allocations		-	-	92	-	(92)	-
At 31 December 2001		**20,625**	**3,649**	**1,796**	**(43)**	**9,737**	**35,764**

Slovnaft, a.s.

Consolidated cashflow statement

(in millions of Slovak crowns)	Notes	Year ended 31 December 2001	Year ended 31 December 2000
Operating activities			
Cash generated from operations	28	**8,128**	12,528
Interest paid		**(1,092)**	(2,274)
Interest received		**225**	254
Income tax (paid)		**(1,966)**	(563)
Net cash from operating activities		**5,295**	9,945
Investing activities			
Acquisition of subsidiaries, net of cash acquired		**(806)**	-
Cash received from subsidiary previously accounted on equity basis		**-**	11
Purchase of investments in equity accounted subsidiaries and associates	2	**(10)**	(11)
Dividends received from equity accounted subsidiaries and associates	2	**70**	15
Proceeds from the sale of investments		**40**	
Purchase of property, plant and equipment		**(1,275)**	(967)
Proceeds from disposals of available for sale financial assets		**30**	230
Proceeds from the sale of property, plant and equipment		**169**	118
Other income from investments		**1**	1
Government grants received	13	**69**	109
Net cash used in investing activities		**(1,712)**	(494)
Financing activities			
Proceeds from long-term borrowings		**3,715**	129
Repayments of long-term borrowings		**(13,097)**	(4,262)
Proceeds from short-term borrowings		**14,774**	17,780
Repayments of short-term borrowings		**(15.990)**	(22,000)
Proceeds from issue of share capital net of transaction costs paid		**-**	7,783
Dividends paid to minority interest		**(1)**	(147)
Dividends prepaid to minority shareholders		**-**	(144)
Dividends paid to ordinary shareholders		**(548)**	-
Net cash flow from foreign exchange losses		**(32)**	(515)
Net cash used in financing activities		**(11,179)**	(1,376)
Net increase in cash and cash equivalents		(7,596)	8,075
Cash and cash equivalents at the beginning of the year		9,235	1,160
Cash and cash equivalents at the end of the year	10	1,639	9,235

The principal accounting policies adopted in the preparation of these consolidated financial statements, which have been applied consistently, are as follows:

(a) Basis of preparation

These consolidated financial statements have been prepared for Slovnaft, a.s. ("the Company") and its subsidiary undertakings, together "the Group", in accordance with International Accounting Standards. The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2001 the Group adopted IAS 39 – Financial Instruments : Recognition and Measurement. The effects of adopting this standard are summarised in the consolidated statement of changes in equity (on page 6), and further information is disclosed in accounting policies, (e) Investments and (q) Financial instruments and in Notes 9 and 11. IAS 39 has been applied prospectively in accordance with the requirements of this standard and therefore comparative financial information has not been restated.

(b) Group accounting

1) Subsidiary undertakings

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries with significant impact on Group results are fully consolidated. All intercompany transactions and balances are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Subsidiaries are accounted for under the equity method only when their impact in aggregate is not significant. Such subsidiaries if fully consolidated would not change consolidated total assets by more then 4%. (Notes 1, 2 and 3). The Group's investment in equity method consolidated undertakings does not include goodwill as these were founded by the Company.

2) Associated undertakings and joint ventures

Associated entities in which the Company has a significant but not a controlling influence are accounted for using the equity method (Note 2). Significant influence is usually evidenced by the Company owning directly or indirectly between 20% and 50% of the voting share capital.

Joint ventures in which the Company has a joint controlling influence are accounted for using the equity method due to their minor impact on the consolidated financial statements (Note 3).

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

(b) Group accounting (continued)

3) Foreign currency translations

Income statements of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the period and balance sheets are translated at the exchange rates ruling on the balance sheet date. Exchange differences arising from the retranslation of the net investment in foreign subsidiary and associated undertakings are taken to shareholders' equity. On disposal of a foreign entity, accumulated exchange differences are recognised in the income statement as part of the gain or loss on sale.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

A listing of the Group's subsidiaries, associates and joint ventures is set out in Note 1. The financial effect of acquisition of subsidiaries and associates is shown in Note 2.

(c) Property, plant and equipment

Property, plant and equipment other than land are carried at cost less accumulated depreciation and any impairment losses. Cost includes all costs directly attributable to bringing the asset to working condition for its intended use, and borrowing costs directly attributable to the construction of that asset, to the extent that they accrue in respect of the period of construction.

Land owned at the date of incorporation has been stated at the values attributed to it in the legislation which transferred ownership to the Group. These values are treated as cost. Other land is carried at cost less any impairment losses. Land is not depreciated as it is deemed to have an infinite life.

Depreciation is recorded by a charge to income computed on a straight line basis so as to reduce the cost of the assets to their estimated residual values over their remaining useful economic lives. The economic lives used are as follows:

	Years
Buildings	30 - 40
Plant and machinery	8 - 15
Other fixed assets	4 - 8

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

(d) Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately. If an undertaking is subsequently divested, the appropriate negative goodwill is accounted for through the income statement in the period of disposal, as part of the calculation of gain or loss on divestment.

(e) Investments

At 1 January 2001 the Group adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period the Group did not hold any investments in this category. During the period the Group did not hold any trading investments. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments are included in the income statement in the period in which they arise.

Prior to the adoption of IAS 39 the Group recorded investments held for the long term, other than subsidiaries, associates and joint ventures, at cost and provision was recognised only where, in the opinion of the Directors, there was a permanent diminution in value. Where there had been a permanent diminution in the value of an investment, this was recognised as an expense in the period in which the diminution was identified.

(f) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.

(f) Leases (continued)

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(g) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a first in, first out (FIFO) basis. Cost of work in progress and finished goods inventories includes materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Appropriate provision is made against obsolete and slow-moving inventories.

(h) Trade receivables

Trade receivables are valued at expected realisable value, including an estimate made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off when identified.

(i) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments.

(j) Share capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds.

Dividends on ordinary shares are recognised in equity in the period in which they are declared.

(k) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

(l) Deferred income tax

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

The principal temporary differences arise from different tax and carrying values of property, plant and equipment, and unrealised foreign exchange differences which are not tax deductible under the Slovak legislation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Employee benefits

Contributions are made to the Government's health, retirement benefit and unemployment schemes at the statutory rates in force during the year, based on gross salary payments. The cost of social security payments is charged to income in the same period as the related salary cost. The Group has no obligation to contribute to these schemes beyond the statutory rates in force.

(n) Government grants relating to purchase of property, plant and equipment

Government grants relating to the purchase of property, plant and equipment are included in non current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(o) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Environmental liabilities are recognised in respect of obligating events, i.e. settlement of the obligation can be enforced by law; or the event creates valid expectations in other parties that the enterprise will discharge the obligation and the outcome can reasonably be estimated.

(p) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance, if any, or on the performance of services. Sales are shown net of value added taxes and discounts, and after eliminating sales within the Group.

(p) Revenue recognition (continued)

Other revenues earned by the Group are recognised on the following bases:

Interest income – on an effective yield basis.
Dividend income – when the Group's right to receive payment is established.

(q) Financial Instruments

The Group adopted IAS 39 – Financial Instruments: Recognition and Measurement at 1 January 2001. The impact of the adoption of IAS 39 is described in the consolidated statements of changes in equity on page 6. For a discussion of the effects of IAS 39 on investment, refer to accounting policy (e) Investments. Information about accounting for derivative financial instruments and hedging activities is included on page 14 within the section Financial risk management.

(1) Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of: changes in foreign currency exchange rates and loan interest rates. Risk management is centralised and carried out by the Treasury department of Slovnaft, a.s.

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US dollars and Euro's. As a significant percentage of the groups revenues, purchases and financing are denominated in US dollars and Euro's there is a certain amount of natural hedging.

In case of expected exposure on Slovak Crown the Group uses short-term forward contracts.

(ii) Interest rate risk

The Group's operating income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparts and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit lines. Due to the dynamic nature of the underlying business, Group Treasury aims at maintaining flexibility by keeping committed credit lines available.

(2) Accounting for derivative financial instruments

Derivative financial instruments, mainly short term foreign exchange contracts, are initially recognised in the balance sheet at cost (including transaction costs) and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Changes in the fair value of derivatives are included in income.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in income statement.

(3) **Fair value estimation**

The fair value of publicly traded derivatives and trading and available-for-sale securities is based where possible on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Where quoted market prices are not available the fair value is determined using appropriate valuation models. The fair value of embedded derivatives is determined using appropriate valuation models.

Available-for-sale investments represent shares in other undertakings. All investments are expected to be realised within twelve months of the balance sheet date. They are valued at cost as they do not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are unworkable.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

1 Group structure

Principal subsidiaries, joint ventures and associates at 31 December 2001 were as follows:

Name	Country of incorporation	Effective ownership %	Method of consolidation	Principal activity
Subsidiaries consolidated by full method				
Slovnaft Benzinol, a.s. [1]	Slovakia	100.0	Full	Retail
Slovnaft Moravia s.r.o.	Czech Republic	100.0	Full	Wholesale
Slovnaft CS, a.s.[2]	Czech Republic	100.0	Full	Retail
Slovnaft Montáže a opravy, a.s.	Slovakia	100.0	Full	Repairs & maintenance
Apollo Oil Rohstoffhandels GmbH	Austria	67.0	Full	Crude oil trading
Slovnaft Trade, a.s.	Slovakia	100.0	Full	Trading
Godts International Trade (GIT) [3]	The Netherlands	66.0	Full	Trading
Slovnaft Polska SA	Poland	100.0	Full	Wholesale and retail
Subsidiaries consolidated using equity method				
Benatech, a.s.	Slovakia	100.0	Equity	Non-core assets rental
Slovnaft Project s.r.o.[4]	Slovakia	92.1	Equity	Project evaluation
Slovnaft Elektroservis, a.s.	Slovakia	100.0	Equity	Telephone & electric services
Slovnaft Somea, a.s.[5]	Slovakia	100.0	Equity	Digital devices
Slovfin o.c.p., a.s.	Slovakia	100.0	Equity	Securities trading
SWS s.r.o.	Slovakia	51.2	Equity	Transport support services
Slovnaft Reprografia s.r.o.	Slovakia	95.3	Equity	Printing
Slovnaft Servis s.r.o.	Slovakia	83.6	Equity	Repairs & maintenance
Slovnaft Trans, a.s.	Slovakia	100.0	Equity	Transport
Priemyselné zdravotnícke centrum a.s.	Slovakia	100.0	Equity	Health care
Slovnaft Ukrajina	Ukraine	89.0	Equity	Trading
UkrSlovnaft s.r.o.	Ukraine	84.6	Equity	Retail
Slovnaft VURUP, a.s.	Slovakia	100.0	Equity	Research & development
Slovnaft Rekreacentrum, a.s.	Slovakia	100.0	Equity	Recreation facility
Slovnaft Supply & Trading s.r.o.	Slovakia	100.0	Equity	In liquidation
CHZP Apollo	Slovakia	51.0	Not consolidated	Health insurance
Joint venture				
Slovpack s.r.o.	Slovakia	50.0	Equity	Packing
Associates				
Messer Slovnaft s.r.o.	Slovakia	49.0	Equity	Production of gases
Chemia, a.s.	Slovakia	49.0	Equity	Services
Bratislavská komoditná burza	Slovakia	33.3	Equity	Commodity Stock Exchange
Petrimex, a.s. (in liquidation)	Slovakia	33.2	Not consolidated	Trading

(1) Slovnaft Benzinol, a.s. was merged into Slovnaft, a.s. with effect from 1 July 2001
(2) shareholding held directly by Slovnaft Moravia (68%) and Slovnaft, a.s. (32.0%)
(3) shareholding held directly by Slovnaft Trade, a.s. (66.0%)
(4) shareholding held directly by Slovnaft Montáže a opravy, a.s.
(5) Slovnaft Somea merged with Slovnaft SAT, a.s.

The activities of the undertakings shown above are for the most part connected with the principal activity of the Group.

All of Slovnaft's subsidiary, associate and joint venture undertakings are unlisted.

All holdings are in the ordinary share capital of the undertaking concerned and are unchanged from 2000, except for the movements described below.

1 Group structure (continued)

CHZP Apollo - Health Insurance Company is not included by full consolidation but is presented within Other Investments at nil value, because it is a non-profit making organisation from which no return is expected and to which there are no ongoing obligations.

Slovnaft holds a 33.2% interest in Petrimex, a.s., a company incorporated in Slovakia. Petrimex is in liquidation. The cost of investment, Sk 10 million and all receivables have been fully written off in previous accounting periods. Slovnaft has no further liabilities towards Petrimex, a.s. and does not exercise any control over it. Accordingly Petrimex, a.s. has not been consolidated.

During the year Slovnaft, a.s. acquired 14.8% shareholding in Slovnaft Benzinol, a.s. for a cash consideration of Sk 109 millions and 49% shareholding in Slovnaft Trade, a.s. for a cash consideration of Sk 49m.

As a consequence of the above acquisitions the Group's effective shareholding of Slovnaft CS, a.s. increased from 95.3% to 100.0%, effective shareholding of Benatech, a.s. increased from 85.2% to 100.0%, effective shareholding of Chemia, a.s. increased from 48.6% to 49% and effective shareholding of Rekreacentrum, a.s. increased from 97.1% to 100.0%.

(in millions of Slovak crowns)	Note	31 December 2001
Cash consideration given for minority shareholdings acquired		**158**
Less minority interest attributable to Slovnaft Trade, a.s.; Slovnaft Benzinol, a.s. and Slovnaft CS, a.s.	18	**(629)**
Less net assets of Benatech, a.s.; Chemia, a.s and Rekreacentrum, a.s. acquired	2	**(39)**
Add goodwill attributable to transactions under common control[1]		**(18)**
Negative goodwill	6	**(528)**

(1) 29% shareholding in Slovnaft Trade, a.s. was acquired from Slovintegra, a.s., a company having control over Slovnaft, a.s.

Slovnaft Benzinol, a.s. was merged into Slovnaft, a.s. with effect from 1 July 2001 and was deleted from the commercial register on 24 July 2001.

Slovnaft Trade, a.s. was merged into Slovnaft, a.s. with effect from 1 January 2002 and was deleted from the commercial register.

In accordance with an agreement dated 27 November 2001 Slovnaft Moravia, spol. s r.o. and SLOVNAFT CS a.s. merged with effect from 1 January 2002. Slovnaft Moravia, spol. s r.o will act as yhe legal successor of both merged companies.

2 Equity investments

(in millions of Slovak crowns)	Subsidiary Undertakings	Joint venture Undertakings	Associated Undertakings	Total 31 December 2001	Total 31 December 2000
Opening net book value	890	89	374	**1,353**	1,346
Net assets acquired (Note 1)	37	-	2	**39**	-
Additions	10	-	-	**10**	13
Transfer from PP&E (Note 5)	291	-	-	**291**	-
Impairment loss (Note 5 & 20)	(400)	-	-	**(400)**	-
Changes in scope of consolidation	-	-	-	-	(40)
Foreign exchange gains	(4)	-	-	**(4)**	5
Dividends paid	(16)	(8)	(46)	**(70)**	(15)
Group share of profit (Note 22)	14	26	43	**83**	75
Group share of income tax (Note 25)	(24)	(5)	(13)	**(42)**	(31)
Closing net book value	**798**	**102**	**360**	**1,260**	1,353

The Group's principal subsidiary, joint venture and associate undertakings are set out in Note 1.

3 Joint ventures

The Group has a 50% interest in joint venture, Slovpack, s.r.o. which provides products and services in the packing industry. The Group's share of assets and liabilities and revenues and expenses as at 31 December 2001 of the joint venture is as follows:

(in millions of Slovak crowns)	31 December 2001	31 December 2000
Non current assets	**65**	58
Current assets	**55**	47
Total assets	**120**	105
Current liabilities	**(18)**	(16)
Net Assets	**102**	89
Sales	**177**	169
Profit before tax	**27**	25
Income tax	**(5)**	(7)
Profit after tax	**22**	18

4 Other investments

Due to adoption of IAS 39 Financial instruments: recognition and measurement, other investments were reclassified to available for sale financial assets (Note 9).

5 Property, plant and equipment

(in millions of Slovak crowns)	Land	Buildings	Plant and machinery	Other fixed assets	Capital work in progress	Total
Year ended 31 December 2001						
Net book value 1 January 2001	4,694	14,881	18,427	756	766	39,524
Additions	-	-	-	-	1,379	1,379
State grants for the year (Note 13)	-	-	-	-	69	69
Taken into use	10	196	680	192	(1,078)	-
Transfers	-	20	18	(38)	-	-
Disposals	(20)	(38)	(62)	(63)	(51)	(234)
Depreciation charge (Note 20, 28)		(544)	(2,783)	(315)	0	(3,642)
Impairment loss (Note 20, 28)	(1)	(17)	(94)	-	15	(97)
Foreign exchange effect	12	61	26	8	5	112
Transfer to equity consol. Subsidiaries (Note 2)	(122)	(99)	(70)	-	-	(291)
Closing net book value at 31 December 2001	**4,573**	**14,460**	**16,142**	**540**	**1,105**	**36,820**
At 31 December 2001						
Costs	**4,581**	**20,178**	**34,539**	**1,835**	**1,093**	**62,226**
Accumulated depreciation and impairment loss	(8)	(5,718)	(18,397)	(1,295)	12	(25,406)
Net book value at 31 December 2001	**4,573**	**14,460**	**16,142**	**540**	**1,105**	**36,820**
Year ended 31 December 2000						
Net book value 1 January 2000	4,791	15,003	20,940	909	971	42,614
Opening NBV (new subsidiaries)	-	2	13	-	-	15
Additions	-	-	-	-	786	786
State grants for the year (Note 13)	-	-	-	-	109	109
Taken into use	17	365	552	130	(1,064)	-
Transfers	-	279	(296)	17	-	-
Disposals	(42)	(75)	(60)	(4)	(20)	(201)
Depreciation charge (Note 20, 28)	-	(548)	(2,724)	(299)	-	(3,571)
Impairment loss (Note 28)	(89)	(207)	(10)	(1)	(16)	(323)
Foreign exchange effect	17	62	12	4	-	95
Closing net book value at 31 December 2000	4,694	14,881	18,427	756	766	39,524
At 31 December 2000						
Costs	**4,783**	**20,461**	**34,547**	**1,804**	**782**	**62,377**
Accumulated depreciation and impairment loss	(89)	(5,580)	(16,120)	(1,048)	(16)	(22,853)
Net book value at 31 December 2000	4,694	14,881	18,427	756	766	39,524

5 Property, plant and equipment (continued)

Leased assets

Property, plant and equipment includes machinery acquired under finance leases:

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Cost	**58**	-
Accumulated depreciation	**(12)**	-
Net book value	**46**	-

Transfer of assets to equity consolidated subsidiaries and associates

Before its merger with Slovnaft, a.s. with the effect from 1 July 2001 Slovnaft Benzinol, a.s contributed assets with carrying value of Sk 39 million to share capital of Slovnaft Trans, a.s and assets with carrying value of Sk 242 million after accumulated impairment losses of Sk 288 million to the share capital of Benatech, a.s.

Slovnaft a.s contributed assets with carrying value of Sk 5 million to share capital of Slovnaft SOMEA, a.s.

Impairment losses

During the period the Group completed identification of assets no longer required for the purpose for which they were originally acquired ("non-core" assets). These assets with carrying value of Sk 242 million after accumulated impairment losses of Sk 288 million, primarily including terminals Pozdišovce, Holíč, Rača, Ružomberok and Košice were transferred to Benatech, a.s. – equity consolidated subsidiary (Note 2). The principal activity of this subsidiary changed from repairs and maintenance to "non-core" assets rental business.

Impairment loss of Sk 400 million (Note 2 and 20) was recognised in respect of the property, plant and equipment in Benatech, a.s. – equity consolidated subsidiary. The recoverable amount of Benatech assets (the higher of the value in use or net selling price) was determined at the individual asset level and represents the net selling price determined by reference to the best available estimates of market prices of similar assets.

Negative goodwill of Sk 400 million related to future losses and expenses that were identified in the Group's plan for the acquisition of minorities in Slovnaft Benzinol, a.s. was charged to income (Note 6).

Impairment loss of Sk 130 million was recognised in respect of the plant in Vojany with carrying value of Sk 110 million and some other assets with carrying value of Sk 32 million. The recoverable amount of these assets (the higher of the value in use or net selling price) was determined at the individual asset level and represents the net selling price determined by reference to the best available estimates of market prices of similar assets.

5 Property, plant and equipment (continued)

State grants

Property, plant and equipment includes assets with carrying value of Sk 733 million financed from state grants (Note 13). Part of these assets with carrying value of Sk 341 million are in the course of construction. These assets which are currently owned and used for commercial purposes by the Company were designed and constructed to serve State Authorities, including military forces, in state emergencies. In such situations title to these assets may be restricted.

6 Negative goodwill

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Opening net book value	**126**	133
Additions (Note 1)	**528**	-
Amortisation for the period (Notes 20 and 28)	**(565)**	(7)
Closing net book value	**89**	126

Negative goodwill		
At cost	**811**	283
Accumulated amortisation	**(722)**	(157)
Net book value	**89**	126

The negative goodwill arose primarily on the acquisitions of shares in Slovnaft Benzinol, a.s. in April 1995, November 1997, April 2001 and on capital transactions in November 1998.

Sk 400 million of the negative goodwill related to the impairment losses and environmental provisions of Sk 154 million (Note 12) attributable to the Slovnaft Benzinol, a.s. minority share acquisition plan (Note 1 and 5) was charged to income.

The remaining negative goodwill will be recognised in the income statement over the remaining weighted average useful life of non-monetary assets acquired (17 – 20 years).

7 Inventories

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Raw materials	**1,571**	2,453
Work in progress and semi-finished products	**1,491**	1,235
Finished goods	**1,586**	1,752
	4,648	5,440

Raw materials inventories are shown after provisions for obsolete and slow-moving items of Sk 132 million (31 December 2000: Sk 120 million).

8 Receivables and prepayments

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Trade receivables	**4,491**	5,001
Amounts due from group undertakings accounted for on an equity basis	**54**	68
Income tax prepayment	**233**	41
Other tax receivables	**1,105**	1,472
Other receivables	**1,405**	617
Prepaid dividends to minority shareholders	**1**	144
Prepayments	**603**	695
	7,892	8,038

Trade receivables are shown after provisions for bad and doubtful accounts of Sk 2,023 million (31 December 2000: Sk 3,095 million). During the year Slovnaft Moravia, s.r.o. assigned fully provided receivables with nominal value of Sk 794 million (Czk 594 million) to an unrelated debt collector. Net proceeds from this transaction amounted to Sk 43 million (CzK 31.8 million).

Based on a contract dated 21 December 2001 and a contract dated 4 February 2002, the Company will acquire 100% shares of MOL Slovensko, spol. s r.o., 100% subsidiary of MOL Oil and Gas Plc. The acquisition is conditional pending approval of the Antimonopoly Office.The Company paid Sk 648 million advance in respect of the acquisition price (Note 8, 32). In accordance with the acquisition contracts the Company is obliged to re-brand all 17 service stations operated by MOL Slovensko, spol. s r.o. from "MOL" to "Slovnaft" by 31 December 2002 (Note 32).

Prepayments include prepaid expenses for catalyst consumable in the production process within one year of Sk 594 million (31 December 2000: Sk 559 million).

All amounts are receivable within one year.

9 Available for sale financial assets

(in millions of Slovak crowns)	**Bonds**	**Equity instruments**	**Total 31 December 2001**	Total 31 December 2000
Opening net book value	**30**	**-**	**30**	270
Redeemed bonds	**-**	**-**	**-**	(230)
Reclassifications (Note 4)	**-**	**70**	**70**	30
Disposals	**(30)**	**(21)**	**(51)**	-
Changes in fair value (Note 22)	**-**	**-**	**-**	(40)
Closing net book value	**-**	**49**	**49**	30

Equity instruments include shares that do not have a quoted market price in an active market. These financial assets are carried at cost less provision for permanent diminution in value because other methods of estimating fair value are not considered reliable or the estimated fair value would not be materially different from current carrying amount.

10 Cash and cash equivalents

(in millions of Slovak crowns)	31 December 2001	31 December 2000
Cash at bank and in hand	1,639	9,235

11 Borrowings

(in millions of Slovak crowns)	31 December 2001	31 December 2000
Borrowings include		
Bank overdrafts	678	378
Bank loans	7,171	16,808
Finance lease liability	46	-
Fair value of crude oil put options embedded in loan agreements	753	-
Debentures	-	980
	8,648	18,166
Repayments fall due as follows		
Within 1 year	1,760	8,760
Between 1 and 2 years	-	3,318
Between 2 and 5 years	6,888	5,456
After more than 5 years	-	632
	8,648	18,166
Finance leases liabilities - minimum lease payments		
Not later than 1year	21	-
Later than 1 year and not later than 5 years	30	-
Later than 5 years	-	-
	51	-
Future finance charges on financial lease	(5)	-
Present value of financial lease liabilities	46	-
The present value of financial lease liabilities is as follows		
Not later than 1year	17	-
Later than 1 year and not later than 5 years	29	-
Later than 5 years	-	-
	46	-

At 31 December 2001 the portion of long-term borrowings repayable within one year was Sk 65 million (31 December 2000: Sk 5,882 million).

During the year the Group made payments of Sk 7,074 million to prepay loans, which were included in non-current borrowings at 31 December 2000 because the Group did not commit itself for early repayment of these loans by the 2000 year-end. Debentures were repaid at face value on 4 July 2001.

11 Borrowings (continued)

The exposure of the borrowings of the Group to foreign currency exchange rate change is as follows:

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Slovak crown borrowings	**-**	1,208
US dollars	**7,492**	13,789
Euro	**344**	1,919
Czech crowns	**354**	1,149
Polish Zloty	**458**	101
Others	**-**	-
Total borrowings	**8,648**	18,166

The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000 (audited)
Within 6 months	**7,878**	16,973
Between 6 months and 1 year	**17**	1,177
Between 1 and 5 years	**753**	16
Total borrowings	**8,648**	18,166

The weighted average effective interest rates at the balance sheet date were as follows:

	31 December 2001 %	31 December 2000 %
Bank overdrafts	**10.3**	7.2
Bank loans	**3,2**	8.3
Finance lease liability	**10.1**	-
Debentures	**-**	11.9

Bank loans of Sk 129 million (31 December 2000: Sk 442 million) due within one year are secured with trade and other receivables of the same amount.

At 31 December 2001 the Group has complied with the financial covenants required by the outstanding loans.

The carrying amounts and fair values of non-current borrowings are as follows:

	31 December 2001		31 December 2000	
(in millions of Slovak crowns)	**Carrying amounts**	**Fair values**	Carrying amounts	Fair values
Long term loans	**6,812**	**6,752**	9,406	9,492
	6,812	**6,752**	9,406	9,492

11 Borrowings (continued)

The fair values are based on discounted cash flows using a discount rate based upon the borrowing rate, which the Directors expect would be available to the Group at the balance sheet date. The carrying amounts of short-term borrowings approximate their fair value.

On loans totalling Sk 2,423 millions, the Group's interest rate is linked to the market price of crude oil if the market price falls below a certain level. In accordance with IAS 39, Financial instruments: Recognition and Measurement, adopted by the Group at 1 January 2001 this derivative element embedded in the loan has been separated out of the host contract and is included at fair value of Sk 753 million under borrowings with changes in fair value being included in earnings for the year. The fair value (including tax effects) of the embedded derivative at 1 January 2001 was recognised as a movement in the equity in accordance with the transitional rules of newly adopted IAS.

12 Provisions for liabilities and charges

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Redundancy costs	**74**	-
Environmental provisions	**184**	30
Other	**11**	63
Total	**269**	93

Redundancy costs

The Group is committed to terminate the employment of a group of employees before the normal retirement date. The Group has a detailed formal plan for the termination and material changes to the plan are not likely.

In accordance with the Group's accounting policies provision of Sk 74 million was recognised in these financial statements in respect of the termination plan for 2002.

Environmental provisions and contingent liabilities

The legal environmental standards expected of service stations in the Slovak Republic include containment of evaporative losses on filling of the station tanks, treatment of effluent, and protection of soil and groundwater. The soil and groundwater protection measures should include double walled underground tanks, high level alarms on tanks and impermeable surfaces in loading areas. If a station undergoes reconstruction or closure soil remediation is required if contamination exceeds national guidelines. The deadlines to meet these environmental requirements are:

- 30 September 2002 for effluents to water (Act No 238/93 Coll.)
- 30 June 2004 for impermeable surfaces in loading areas (Decree of the Interior Ministry No 86/99 Coll.)
- 31 December 2009 for emissions to air (Government decree No. 92/96 Coll.)

12 Provisions for liabilities and charges (continued)

The Group operates 317 service stations in the Slovak Republic of which approximately 190 are not fully compliant with the above future environmental requirements. During the year the Group completed a review of its strategy in respect of service stations. This review is considered the timing requirements indicated above and management is confident that if it is not possible to ensure full compliance in line with these requirements that appropriate agreements will be made with the authorities and that no financial penalties will be incurred. Modernisation of a service station costs on average Sk 36 million and these costs are capitalised. 31 smaller stations will be closed for commercial reasons and removal and clean up would cost approximately Sk 2.8 million per station.

In accordance with the Group's accounting policies a provision of Sk 154 mil was recognised in these financial statements for future removal and clean up costs related to service stations and warehousing capacities to be disposed of where the Group is committed for the disposal.

At 31 December 2001 the Group has no further commitments in this respect other than those disclosed in Note 30.

Other provisions

Fluor Daniel / MHI was one of the contractors engaged in the delivery of part of a complex capital project HPRU (EFPA). As a result of the contractors' failure to complete the contract by the due date, the Group issued an invoice for the payment of liquidated damages in the sum of DM 19.3 million. The contractor failed in its obligation to pay within 30 days stating that the completion of the plant was delayed for reasons outside their responsibility. The Group formally rejected the contractor's statement.

As part of the contractual arrangements that were made in 1996, The Sumitomo Trust and Banking Co. Limited issued a performance bond to support the contractors' obligations including their obligation to pay liquidated damages to the Company from time to time on one or more amounts up to DM 18.4 million. The Bank was unable to sustain a defence against a claim for payment under the performance bond and the Group received DEM 18.4 million on 12 July 2000.

Following the payment of the liquidated damages the contractor has initiated negotiations with the Group relating to these damages and a provision of Sk 63 million was raised in the financial statements for 2000. As a result of these negotiations the Group paid Sk 63 million to the contractor during 2001 and the provision has been released.

13 Deferred income

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Opening net book value	**750**	673
Government grants received (Note 5)	**69**	109
Amortisation for the period (Notes 20 and 28)	**(86)**	(32)
Closing net book value	**733**	750

14 Deferred income tax

(in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Deferred tax assets	**500**	1,142
Deferred tax liability	**(238)**	(243)
Total	**262**	899

Deferred income tax is calculated on temporary differences under the liability method using the currently enacted tax rates.

Deferred tax assets and liabilities and the deferred tax charge in the income statement (Note 25) are attributable to the following items:

(in millions of Slovak crowns)	31 December 2000	Credited/ (charged) to income	Credited/ (charged) to equity	**31 December 2001**
Deferred income tax assets				
Unrealised foreign exchange losses	1,022	(929)	12	**105**
Impairment loss	88	(6)	-	**82**
Share capital increase transaction costs	32	(12)	-	**20**
Fair value of derivatives under IAS 39	-	97	91	**188**
Effect of merger with Slovnaft Benzinol, a.s.	-	82	-	**82**
Tax losses c/f	-	21	-	**21**
Other	-	2	-	**2**
Deferred income tax liabilities				
Difference between tax and carrying values of property, plant and equipment	(243)	5	-	**(238)**
Net deferred income tax assets	899	(740)	103	**262**

Deferred income tax assets and liabilities are offset when the income taxes relate to the same fiscal authority.

Unrecognised deferred tax assets exist, which primarily arise in the Group from bad debt provisions of Sk 1,683 million (31 December 2000: Sk 2,458 million) and inventory provisions of Sk 132 million (31 December 2000: Sk 120 million) which are not yet tax deductible. These deferred tax assets have not been recognised because the amount, which could be recovered against future taxable profits can not be measured reliably.

Tax losses of certain subsidiaries to be carried forward of Sk 303 million (31 December 2000: Sk 407 million) did not qualify for deferred tax asset recognition because significant uncertainties exist in respect of availability of future taxable profits in those subsidiaries against which these losses could be utilised.

15 Trade and other payables

(in millions of Slovak crowns)	31 December 2001	31 December 2000
Trade payables	**4,812**	7,296
Amounts due to group undertakings accounted for on the equity basis	**170**	105
Income tax payable	**5**	835
Social security and other taxes	**589**	1,657
Accrued expenses and other liabilities	**1,523**	1,393
	7,099	11,286

16 Ordinary shares

The Company's authorised share capital is 20,625,229 ordinary shares (December 2000: 20,625,229) with a par value of Sk 1,000 each. All of these shares are issued and fully paid.

17 Retained earnings

The Legal Reserve Fund is set up in accordance with Slovak law and is not distributable. It is created from retained earnings to cover possible future losses.

Other Funds are funded from retained profits. Funding and distribution of Other Funds must be ratified at the Annual General Meeting.

The translation reserve arises from the translation of net investments in foreign subsidiary and associated undertakings at closing rates, together with differences between income statements translated at average and closing rates.

18 Minority interest

(in millions of Slovak crowns)	31 December 2001	31 December 2000
Opening net book value	**792**	736
Acquisition of minority interest in Benzinol, a.s. and Slovnaft Trade, a.s. (Note 1)	**(629)**	-
Minority share of net profit of subsidiaries	**5**	203
Dividends declared	**(145)**	(147)
Closing net book value	**23**	792

19 Segment reporting

Primary reporting segment: business segment

The Group is organised as one business segment – the processing and distribution of products derived from crude oil – and operates in three main product groups: refined products, petrochemicals and plastics. All the Group's products are produced during an integrated production process through intermediate steps from the principal raw material, crude oil. The specific products of each group are as follows:

(a) The refined products group includes diesel fuel and gasoline, and a variety of transportation, industrial and household heating oils such as diesel oils, aviation fuel, heavy oils and liquified petroleum gases. The crude oil distillation facilities also produce vacuum and atmospheric gas oils used in the Group's other processing facilities.

(b) The petrochemicals group comprises primarily ethylene and propylene.

(c) The plastics group comprises primarily polyethylene and polypropylene for use in the construction, chemicals and printing industries.

An analysis of sales by product group is provided below:

(in millions of Slovak crowns)	**Year ended 31 December 2001**	Year ended 31 December 2000
Refined products	**58,742**	57,663
Petrochemicals	**5,234**	6,054
Plastics	**7,483**	8,798
Other	**1,017**	1,440
	72,476	73,955

Secondary reporting segments: geographical segments

Revenue
(in millions of Slovak crowns)

Slovak Republic	**25,349**	25,019
Czech Republic	**19,480**	19,048
Austria	**8,728**	8,869
Hungary	**4,139**	5,048
Germany	**3,470**	4,460
Poland	**8,025**	7,352
Other	**3,285**	4,159
	72,476	73,955

Assets (in millions of Slovak crowns)	**31 December 2001**	31 December 2000
Slovak Republic	**46,045**	60,310
Czech Republic	**3,691**	3,098
Poland	**1,581**	828
Austria	**256**	31
Other	**983**	268
	52,556	64,535

19 Segment reporting (continued)

Capital expenditure (in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Slovak Republic	**1,253**	853
Czech Republic	**18**	39
Austria	**-**	5
Poland	**4**	70
	1,275	967

Slovak Republic is the home country of the parent company Slovnaft, a.s., which is also the main operating company. Most of the Group assets are located in the Slovak Republic.

20 Operating expenses

(in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Change in inventories of finished goods and work in progress	**98**	(106)
Raw materials and consumables used	**53,741**	54,456
Staff costs (Note 21)	**2,164**	1,944
Depreciation of property, plant and equipment (Note 5)	**3,642**	3,571
Impairment loss on property, plant and equipment (Note 5, 28)	**97**	323
Amortisation of deferred income (Note 13)	**(86)**	(32)
Amortisation of negative goodwill (Note 6)	**(565)**	(7)
Impairment loss on investments (Note 2, 28)	**400**	-
Repair and maintenance costs	**1,377**	1,194
Costs capitalized to PP&E	**(4)**	-
Distribution costs	**1,142**	1,407
Movement in provisions for bad debts and obsolete stock	**(42)**	19
Movement in provisions for bad debts in Slovnaft Moravia, s.r.o. (Note 8)	**(794)**	-
Movement in environmental provisions	**165**	63
Other operating costs	**5,539**	3,757
Other operating income	**(455)**	(757)
Total operating expenses	**66,419**	65,832
Included in cost of sales:		
Change in inventories of finished goods and working progress	**98**	(106)
Raw materials used	**53,741**	54,456
Other operating costs	**1,344**	924
	55,183	55,274

Crude oil supplies

Slovnaft, a.s. purchases crude oil under supply agreements with its subsidiary Apollo Oil Rohstoffhandels GmbH ("Apollo Oil"). Apollo Oil sources 100% of its supply of crude oil under a supply agreement with Apollo Interoil. Apollo Interoil is wholly owned by J & S Services and Investment Ltd, which holds the remaining 33% stake in Apollo Oil. Transactions between Slovnaft, a.s., and Apollo Oil, and between Apollo Oil and Apollo Interoil, are conducted on normal commercial terms.

21 Staff costs

(in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Wages, salaries and bonuses	**1,505**	1,393
Social security costs (Note 29)	**659**	551
Total staff costs (Note 20)	**2,164**	1,944

22 Income from investments

(in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Dividends received	**1**	1
Release/(creation) of provisions (Note 9)	**-**	(40)
Profit on disposal of investments	**19**	-
Share of profit of equity accounted subsidiaries and associates (Note 2)	**83**	75
	103	36

23 Net foreign exchange losses

(in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Net foreign exchange losses related to loans	**305**	2,345
Net foreign exchange losses from capital transactions with shareholders	**-**	70
Net foreign exchange (gains) / losses from trading operations	**(140)**	448
Net foreign exchange losses	**165**	2,863

24 Finance costs

(in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Interest costs	**893**	2,233
Other finance costs	**10**	17
Crude oil put options amortisation	**-**	284
Changes in fair value of crude oil put options embedded in loan agreements	**440**	-
Total finance costs	**1,343**	2,534
Interest income	**(225)**	(244)
Net finance costs	**1,118**	2,290

25 Taxation

The income tax charge comprises the following:

(in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Current tax charge	932	1,251
Deferred tax charge (Note 14)	740	(968)
Share of tax of subsidiaries and associates (Note 2)	42	31
	1,714	314

The reconciliation between the reported income tax expense and the theoretical amount that would arise using the standard tax rates is as follows:

(in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Profit before taxation	4,877	3,006
Income tax at 29%	1,414	872
Effect of different tax rates in other countries	2	2
Effect of temporary differences not recognised in the balance sheet	(293)	(668)
Effect of tax loss not assessable for tax relief	56	118
Effect of utilisation of prior year tax losses carried forward	(26)	-
Effect of other differences:		
- income not assessable to tax	(193)	(295)
- expenses not deductible for tax purposes	706	232
- other differences	5	(15)
- share of taxes of associated companies	42	31
Underprovisions in respect of prior years	1	37
Income tax charge for the year	1,714	314

The financial years 2001 and 2000 are open to inspection by the Tax Authorities.

26 Earnings per share

	Year ended 31 December 2001	Year ended 31 December 2000
Net profit attributable to ordinary shareholders (Sk millions)	3,158	2,489
Weighted average number of ordinary shares	20,625,229	17,082,174
Earnings per share (Sk per share)	Sk 153,1	Sk 145.7

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

There are no potential ordinary shares and therefore the diluted earnings per share is the same as the basic earnings per share.

27 Dividends

Dividends payable are not recorded until they have been ratified at the Annual General Meeting. The Annual General Meeting held on 16 May 2001 approved dividends of Sk 553 million in respect of the financial year 2000.

28 Cash generated from operations

(in millions of Slovak crowns)	**Year ended 31 December 2001**	Year ended 31 December 2000
Operating profit	**6,057**	8,123
Adjustments for:		
Depreciation of property, plant and equipment (Note 5 and 20)	**3,642**	3,571
Impairment loss on property, plant and equipment (Note 5 and 20)I	**97**	323
Impairment loss on Equity investments (Note 2 and 20)	**400**	-
Amortisation of deferred income (Note 13)	**(86)**	(32)
Amortisation of negative goodwill (Note 6)	**(565)**	(7)
Loss on disposal of property, plant and equipment	**65**	81
(Decrease)/ increase in provisions for liabilities and charges	**176**	63
Decrease /(increase) in receivables and prepayments	**884**	(1,745)
Decrease /(increase) in inventories	**792**	223
Increase/(decrease) in trade and other payables	**(3,334)**	1,928
Cash generated from operations	**8,128**	12,528

Non-cash transactions

The principal non-cash transactions are:

- Unrealised foreign exchange rate difference arising from the translation of loans (Note 23);
- Depreciation and Impairment loss of property, plant and equipment;
- Amortisation of negative goodwill; and
- Changes in provisions for liabilities and charges.

29 Government social security and pension schemes

The Group is required to make contributions amounting to 35% and 3% of monthly gross salaries, up to a maximum salary ceiling of Sk 32,000 and Sk 24,000 respectively per employee to obligatory Government health, retirement benefit and unemployment schemes together with contributions by employees of a further 11.8% and 1.0% up to a salary ceiling of Sk 32,000 and Sk 24,000, respectively. The Group has no obligation to contribute to these schemes beyond the statutory rates in force.

30 Commitments and contingencies

Operating leases

The Group has concluded operating lease agreement in 2001. The future aggregated minimum lease payments of operating lease are as follows:

	31 December 2001	31 December 2 000
Operating leases liabilities - minimum lease payments:		
Not later than 1year	58	-
Later than 1 year and not later than 5 years	111	-
Later than 5 years	0	-
	169	-
Minimum lease payments recognised in income statement for the period:	4	-

Capital commitments

At 31 December 2001 capital expenditure of Sk 108 million (31 December 2000: Sk 367 million; had been committed under contractual arrangements.

Contingent liabilities

Guarantees have been provided as follows:

(in millions of Slovak crowns)	31 December 2001	31 December 2000
Guarantees provided to third parties	33	36

Litigation

Mende-Rossi

Slovnaft, a.s., is the respondent to a decision made in the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of the Russian Federation. Mende-Rossi, a Soviet-Czechoslovak company, made a claim for payment of crude oil that was allegedly supplied by them to Slovnaft, a.s. The tribunal originally found in favour of Mende-Rossi and the amount of the award was approximately USD 25 million.

The Supreme Court of the Slovak Republic has decided that the Decision of the Court of Arbitration in Moscow is ineffective in the territory of the Slovak Republic. However, the plaintiff filed an extraordinary remedy against the decision. The Supreme Court of the Slovak Republic has now accepted that they do not have the authority to cancel the Decision of the Court of Arbitration in Moscow accordingly the case has been returned to the District Court in Bratislava. In regard to the Mende Rossi case, on 25 July 2001 the police have opened an investigation into the possibility of falsification of documentation.

30 Commitments and contingencies (continued)

Mende-Rossi has also applied to the court in Austria to freeze an amount that OMV, A.G. owes Slovnaft. OMV has stated (in its third party declaration to the court) that at 14 June 1999 (the date of the order) it owes Slovnaft USD 418 thousand, but that at the same date Slovnaft owes them DM 622 thousand. The next court hearing is scheduled for June 2002. It is not possible at present to predict the decision of the Austrian Courts.

Based on legal opinion the directors are confident that no losses will be incurred in respect of this litigation, there will be no material legal costs and thus no provision should be recognised.

31 Shareholders structure

Major shareholders of Slovnaft, a.s. are:

(percentage shareholding)	**31 December 2001**	31 December 2000
MOL Hungarian Oil and Gas Plc.	**36.2**	36.2
Slovintegra, a.s.	**28.7**	28.7
Bank of New York	**8.4**	8.4
National Property Fund	**-**	8.0
Všeobecná úverová banka a.s.	**4.3**	-
Slovbena, a.s.	**2.9**	2.9
Istrobanka a.s.	**2.5**	-
Others	**17.0**	15.8
	100.0	100.0

On 31 March 2000 Slovnaft, a.s., entered into an agreement with a strategic investor, MOL Hungarian Oil and Gas Public Limited Company ("MOL"), which agreed to acquire a stake in Slovnaft, a.s. MOL subscribed 4,156,203 of a total number of 4,156,276 shares issued in a public call on 7 November 2000 at a price of US$ 38.00 each. The new shares have a nominal value of Sk 1,000 each.

32 Related parties transactions

Transactions during the period and balances outstanding at the end of the year with related parties comprise:

(in millions of Slovak crowns)	**Year ended 31 December 2001**	Year ended 31 December 2000
Sales		
Proxar Slovakia Internationale Spedition, a.s.	**1,436**	129
Slovbena, a.s.	**33**	-
MOL Hungarian Oil and Gas Plc.	**1,174**	-
MOL Hungarian Oil and Gas Plc. via Proxar Slovakia Internationale Spedition, a.s.	**134**	-
Coinco a.s.	**244**	222
	3,021	351

32 Related party transactions (continued)

(in millions of Slovak crowns)	Year ended 31 December 2001	Year ended 31 December 2000
Purchases		
Proxar Slovakia Internationale Spedition, a.s.	**488**	651
MOL Hungarian Oil and Gas Plc.	**1,679**	-
Coinco, a.s.	**44**	28
	2,211	679
Directors and key management		
Remuneration for services as directors and key management	**34**	33

	31 December 2001	31 December 2000
Receivables		
Slovbena, a.s		6
Coinco, a.s.	**15**	19
Proxar Slovakia Internationale Spedition, a.s.	**1**	-
MOL Hungarian Oil and Gas Plc.	**736**	-
HTH Benelux BV	**92**	88
Amounts due from Group undertakings accounted for on an equity basis	**54**	68
	898	181
Payables		
Coinco, a.s	**1**	2
MOL Hungarian Oil and Gas	**54**	-
Proxar Slovakia Internationale Spedition, a.s.	**24**	53
Amounts due to Group undertakings accounted for on an equity basis	**170**	105
	249	160

Slovnaft, a.s. management expressed the opinion that the trading terms with these companies are/were not substantially different from normal commercial terms provided by/to other companies.

No loans have been provided to the Directors.

33 Post balance sheet events

No events have occurred after 31 December 2001 that would require adjustment to, or disclosure in the financial statements.

34 Comparatives

Certain comparatives have been reclassified to conform with current year presentation.